Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

January 18, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10544
Tactical Income Portfolio, Series 74
(the “Trust”)
CIK No. 1951255 File No. 333-268899

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Risk Factors

1. Please clarify whether the Trust initially invests in distressed securities.

Response: The Trust notes that the distressed debt securities risk disclosure is substantially related to the high-yield securities risk disclosure. While distressed debt securities do not rise to a level of principal investment for the Trust, and the Trust does not anticipate initially investing in distressed debt securities, the Trust believes the current risk disclosure is necessary for investor comprehension.

2. If the Trust will have material exposure to China, please disclose the risks associated with investments in China.

Response:If the Trust has material exposure to China based on its final portfolio, relevant risk disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon